SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13D (Rule 13d-101) Under the Securities Exchange Act of 1934 HomeFed Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of class of securities)

436919104
(CUSIP number)

Michael J. Sharp Executive Vice President and General Counsel LEUCADIA NATIONAL CORPORATION 520 Madison Avenue New York, New York 10022

With a copy to:

Andrea A. Bernstein, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153
(Name, address and telephone number of person authorized to receive notices and communications)

February 28, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 436919 10 4	13D

1	Name of Reporting Person: S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:	Leucadia National Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	New York
NUMBER OF SHARES	7	SOLE VOTING POWER:	2,474,226
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	-0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	2,474,226
PERSON WITH	10	SHARED DISPOSITIVE POWER:	-0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	2,474,226
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	31.40%
14	TYPE OF REPORTING PERSON:	CO

EXPLANATORY NOTE REGARDING PRIOR SCHEDULE 13D

This Statement on Schedule 13D (the “Schedule 13D”) is filed by Leucadia National Corporation (“Leucadia” or the “Reporting Person”) with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of HomeFed Corporation, a Delaware corporation (the “Company”).

This Schedule 13D relates to the Statement on Schedule 13D with respect to the Company’s Common Stock (the “Initial Schedule 13D”) filed on August 24, 1998 with the Securities and Exchange Commission by the Trust Under Agreement dated August 14, 1998 between the Leucadia and Joseph A. Orlando, as Trustee (the “Trust”), Ian M. Cumming and Joseph S. Steinberg, with respect to shares of the Company’s Common Stock, as amended by amendments filed on November 2, 1998, July 14, 1999, October 13, 1999, October 24, 2002, July 5, 2005 and December 1, 2005 (the Initial 13D Filing, as so amended, the “Prior Schedule 13D”). The Prior Schedule 13D was filed jointly by the Reporting Person, Mr. Cumming and Mr. Steinberg.  As reported in the amendment filed on October 24, 2002, the Trust ceased to be a reporting person and the Reporting Person was added as a reporting person. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Prior Schedule 13D.

In connection with the purchase agreement described in Item 4 below, the Reporting Person, Mr. Steinberg and Mr. Cumming have disbanded their group and Mr. Steinberg and Mr. Cumming have advised the Reporting Person that the previously reported oral agreement between Mr. Steinberg and Mr. Cumming pursuant to which they had agreed to consult with each other as to the election of a mutually acceptable Board of Directors of the Company has been terminated. As a result, the Reporting Person, Mr. Steinberg and Mr. Cumming have disbanded their group and will no longer jointly file a Schedule 13D with respect to the Company’s Common Stock. This Schedule 13D is filed solely by the Reporting Person and the Reporting Person will continue to make required filings under Section 13 of the Securities Exchange Act of 1934, if any, on an individual basis with respect to the Company’s Common Stock.

This Schedule 13D is a continuation of the Reporting Person’s beneficial ownership reporting of the Company’s Common Stock set forth in the Prior Schedule 13D and, as such, information from the Prior Schedule 13D is incorporated herein by reference as if set forth in full herein. All amendments to the Schedule 13D which are related to this Schedule 13D are filed as Exhibits 99.1 through Exhibit 99.7 hereto, respectively, and are incorporated herein by reference.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Company.  The address of the principal executive office of the Company is 1903 Wright Place, Suite 220, Carlsbad, CA 92008.

Item 2.

(a)  The information set forth in the Explanatory Note is incorporated herein by reference.  The Reporting Person’s principal executive office is located at 520 Madison Avenue, New York, New York 10022.

(b), (c) and (f) The name, residence or business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conduct) and place of citizenship of each executive officer and director of Leucadia are set forth on Schedule I attached hereto (collectively, the “Scheduled Persons,” and each a “Scheduled Person”) and are incorporated herein by reference.

(d)  None of the Scheduled Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Scheduled Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 28, 2014, the Reporting Person and the Reporting Person’s subsidiaries, Baldwin Enterprises, Inc., LUK-REN, Inc., LUK-Myrtle Beach, LLC, Leucadia Financial Corporation Leucadia LLC, Maine Isles, LLC, Glen Cove TND, LLC and Rockport Properties, LLC (collectively, the “Seller Subsidiaries”) entered into a Purchase Agreement dated February 28, 2014 (the “Agreement”) with the Company to sell certain of the Reporting Person’s real estate subsidiaries, investments and $18.4 million in cash (subject to adjustment) to the Company in exchange for 7.5 million newly issued shares of the Company’s Common Stock, (the “Transaction”).  At December 31, 2013, the book value of the Reporting Person’s assets to be acquired by the Company including the cash is approximately $178.5 million.

Item 4.	Purpose of Transaction.

(a)-(j) The response to Item 3 above and Item 6 below is hereby incorporated by reference.

Subject to the limitations contained in the Stockholders Agreement described in Item 6 below and the Company’s Restated Certificate of Incorporation, (because the Reporting Person is a holder of more than five percent of the Company’s Common Stock), the Reporting Person, directly or indirectly through subsidiaries, may, in the future, from time to time explore the feasibility of (including through discussions with the Company) acquiring or disposing of, and may acquire or dispose of, additional shares of the Company’s Common Stock in private transactions, open market transactions or otherwise (including distributions to the Reporting Person’s shareholders).

Item 5.	Interest in Securities of the Issuer.

(a)           The Reporting Person is the direct owner of 2,474,226 shares of the Company’s Common Stock representing approximately 31.4% of the 7,879,500 shares of the Company’s Common Stock outstanding on February 6, 2014 (the “Outstanding Shares”).  The foregoing does not include the 7,500,000 shares of Company Common Stock that are the subject of the Transaction.  Certain of the Scheduled Persons own shares of the Company’s Common Stock as follows:  Mr. Steinberg is the owner of 744,520 shares of the Company’s Common Stock (9.4% of the Outstanding Shares), a trust for the benefit of Mr. Steinberg’s children as to which Mr. Steinberg disclaims beneficial ownership is the owner of 27,532 shares of the Company’s Common Stock (.3% of the Outstanding Shares), and a charitable foundation of which Mr. Steinberg and his wife are trustees and as to which Mr. Steinberg disclaims beneficial ownership is the owner of 42,381 shares of the Company’s Common Stock (.5% of the Outstanding Shares); Mr. Mara is the owner of 802 shares of the Company’s Common Stock (less than .1% of the Outstanding Shares), and Ms. Lowenthal is the owner of 1,000 shares of the Company’s Common Stock (less than .1% of the Outstanding Shares).

(b)           Item 5(a) is incorporated herein by reference.

(c)           Except as otherwise described herein, the Reporting Person has not effected any transactions in Common Stock during the past sixty days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in Item 3, on February 28, 2014, the Reporting Person and the Seller Subsidiaries entered into the Agreement with the Company to sell certain of the Reporting Person’s real estate subsidiaries, investments and $18.4 million in cash (subject to adjustment) to the Company in exchange for 7.5 million newly issued shares of the Company’s Common Stock.  The Reporting Person currently beneficially owns approximately 31.4% of the issued and outstanding shares of the Company’s Common Stock and the Reporting Person’s Chairman of the Board is currently the Company’s Chairman of the Board. Upon the consummation of the Transaction, the Reporting Person will beneficially own approximately 65% of the issued and outstanding shares of the Company’s Common Stock. The shares of the Company’s Common Stock to be acquired in the Transaction will have the benefit of a registration rights agreement between the Company and the Reporting Person dated October 21, 2002.

The completion of the Transaction is subject to the satisfaction or waiver of customary closing conditions and certain third-party consents.

Simultaneously with the consummation of the Transaction, the Reporting Person and the Company will enter into a stockholders agreement (the “Stockholders Agreement”), pursuant to which the Reporting Person will agree to vote any shares of the Company’s Common Stock held by the Reporting Person (the “Subject Shares”) (i) in favor of an amendment to the certificate of incorporation or bylaws of the Company that requires the board of directors of the Company (the “Company Board”) to include no fewer than two independent directors at all times, (ii) in favor of the election of independent directors nominated by the Company Board unless failure to do so would not result in the Company having fewer than two independent directors following such election, and (iii) against any proposal that would result in the Company Board having fewer than two independent directors at all times. In addition, the Reporting Person will agree that to the extent the Subject Shares exceeds 45% of the outstanding voting securities of the Company, the Reporting Person will only vote those of the Subject Shares equal to 82% of the difference between the outstanding voting securities of the Company, on the relevant record date, and the Subject Shares on any matter submitted to the stockholders for a vote and such excess Subject Shares, which by virtue of the foregoing will not be voted, will be deemed non-voting shares.  During the term of the Stockholders Agreement, the Company will not (i) acquire any additional securities of the Company, including through a tender offer, exchange offer, merger, or other extraordinary transaction or solicit proxies, unless approved by the Company’s board upon recommendation of the independent directors of the Company and, in a “going private transaction,” any such transaction is conditioned upon the vote of a majority of the public stockholders of the Company.  Additionally, the Reporting Person will agree that in any “Change of Control” transaction, the Reporting Person will receive the same kind of consideration and no greater per share consideration than is received by the Company’s public stockholders.  The Stockholder’s Agreement imposes certain transfer limitations which will restrict the Reporting Person’s ability to transfer shares of the Company Common Stock, but will not restrict (i) any transfer so long as the Reporting Person maintains a 45% interest in the Company, (ii) the spin off to the Reporting Person’s shareholders of at least 90% of its interest in the Company or (iii) transfers to an affiliate of the Reporting Person.

The foregoing is a summary of the material terms of the Agreement and the Stockholders Agreement and is qualified in its entirety by reference to the Agreement and the Stockholders Agreement, which are filed as Exhibits 99.8 and 99.9, respectively, and are incorporated herein by reference.

Item 7.	Materials to Be Filed as Exhibits.

99.1	Statement on Schedule 13D filed with respect to Common Stock of the Company on August 24, 1998 by the Trust, Ian M. Cumming and Joseph S. Steinberg (incorporated by reference).

99.2	Amendment No. 1 to the Statement on Schedule 13D filed with respect to Common Stock of the Company on November 2, 1998 by the Trust, Ian M. Cumming and Joseph S. Steinberg (incorporated by reference).

99.3	Amendment No. 2 to the Statement on Schedule 13D filed with respect to Common Stock of the Company on July 14, 1999 by the Trust, Ian M. Cumming and Joseph S. Steinberg (incorporated by reference).

99.4	Amendment No. 3 to the Statement on Schedule 13D filed with respect to Common Stock of the Company on October 13, 1999 by the Trust, Ian M. Cumming and Joseph S. Steinberg (incorporated by reference).

99.5
Amendment No. 4 to the Statement on Schedule 13D filed with respect to Common Stock of the Company on October 24, 2002 by the Reporting Person, Ian M. Cumming and Joseph S. Steinberg (incorporated by reference).

99.6
Amendment No. 5 to the Statement on Schedule 13D filed with respect to Common Stock of the Company on July 5, 2005 by the Reporting Person, Ian M. Cumming and Joseph S. Steinberg (incorporated by reference).

99.7
Amendment No. 6 to the Statement on Schedule 13D filed with respect to Common Stock of the Company on December 1, 2005 by the Reporting Person, Ian M. Cumming and Joseph S. Steinberg (incorporated by reference).

99.8
Purchase Agreement, dated as of February 28, 2014, by and among HomeFed Corporation, Leucadia National Corporation, Baldwin Enterprises, Inc., LUK-REN, Inc., LUK-Myrtle Beach, LLC, Leucadia Financial Corporation, Leucadia LLC, Maine Isles, LLC, Glen Cove TND, LLC and Rockport Properties, LLC, incorporated herein by reference to Exhibit 2.1 to Leucadia’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 28, 2014.

99.9
Form of Stockholders Agreement, by and between HomeFed Corporation and Leucadia National Corporation, incorporated herein by reference to Exhibit 10.1 to Leucadia’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 28, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2014

LEUCADIA NATIONAL CORPORATION

BY:	/s/ Joseph A. Orlando
	Name:	Joseph A. Orlando
	Title:	Vice President and Chief Financial Officer

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF LEUCADIA NATIONAL CORPORATOIN

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Person is set forth below. The business address of each person listed below is c/o Leucadia National Corporation, 520 Madison Avenue, New York, NY 10022.  To the knowledge of the Reporting Person, each person listed below is a citizen of the United States.

Name and Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted at Leucadia

Directors
Robert D. Beyer	Director of Leucadia Chairman of Chaparal Investments LLC

Francisco L. Borges	Director of Leucadia Chairman of Landmark Partners, Inc.

W. Patrick Campbell	Director of Leucadia, Independent Consultant, Former Chairman and CEO of Magex Limited

Brian P. Friedman	Director of Leucadia, President of Leucadia

Richard B. Handler	Director of Leucadia, Chief Executive Officer of Leucadia

Robert E. Joyal	Director of Leucadia, Retired President of Babson Capital Management LLC

Jeffrey C. Keil	Director of Leucadia Private Investor, Retired President of Republic New York Corporation

Michael T. O’Kane	Director of Leucadia, Retired Senior Managing Director of TIAA-CREF

Stuart H. Reese	Director of Leucadia, Retired President and CEO of Mass Mutual

Joseph S. Steinberg	Chairman of the Board of Leucadia

Executive Officers

Richard B. Handler	Chief Executive Officer

Brian P. Friedman	President

Barbara L. Lowenthal	Vice President and Comptroller

Thomas E. Mara	Executive Vice President

Rocco J. Nittoli	Vice President and Treasurer

Joseph A. Orlando	Vice President and Chief Financial Officer

Michael J. Sharp	Executive Vice President and General Counsel

Joseph S. Steinberg	Chairman

Justin R. Wheeler	Vice President and Chief Operating Officer

Exhibit Index

99.1	Statement on Schedule 13D filed with respect to Common Stock of the Company on August 24, 1998 by the Trust, Ian M. Cumming and Joseph S. Steinberg (incorporated by reference).

99.2	Amendment No. 1 to the Statement on Schedule 13D filed with respect to Common Stock of the Company on November 2, 1998 by the Trust, Ian M. Cumming and Joseph S. Steinberg (incorporated by reference).

99.3	Amendment No. 2 to the Statement on Schedule 13D filed with respect to Common Stock of the Company on July 14, 1999 by the Trust, Ian M. Cumming and Joseph S. Steinberg (incorporated by reference).

99.4	Amendment No. 3 to the Statement on Schedule 13D filed with respect to Common Stock of the Company on October 13, 1999 by the Trust, Ian M. Cumming and Joseph S. Steinberg (incorporated by reference).

99.5
Amendment No. 4 to the Statement on Schedule 13D filed with respect to Common Stock of the Company on October 24, 2002 by the Reporting Person, Ian M. Cumming and Joseph S. Steinberg (incorporated by reference).

99.6
Amendment No. 5 to the Statement on Schedule 13D filed with respect to Common Stock of the Company on July 5, 2005 by the Reporting Person, Ian M. Cumming and Joseph S. Steinberg (incorporated by reference).

99.7
Amendment No. 6 to the Statement on Schedule 13D filed with respect to Common Stock of the Company on December 1, 2005 by the Reporting Person, Ian M. Cumming and Joseph S. Steinberg (incorporated by reference).

99.8
Purchase Agreement, dated as of February 28, 2014, by and among HomeFed Corporation, Leucadia National Corporation, Baldwin Enterprises, Inc., LUK-REN, Inc., LUK-Myrtle Beach, LLC, Leucadia Financial Corporation, Leucadia LLC, Maine Isles, LLC, Glen Cove TND, LLC and Rockport Properties, LLC, incorporated herein by reference to Exhibit 2.1 to Leucadia’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 28, 2014.

99.9
Form of Stockholders Agreement, by and between HomeFed Corporation and Leucadia National Corporation, incorporated herein by reference to Exhibit 10.1 to Leucadia’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 28, 2014.